Exhibit 99.1

SearchMedia Announces
Direct Equity Control of its Subsidiaries; Termination of VIE Structure

Shanghai, China, February 8, 2012 — SearchMedia Holdings Limited (“SearchMedia” or the “Company”) (NYSE Amex: IDI, IDI.WS), one of China’s leading nationwide multi-platform media companies, today announced that it now has direct equity control of its subsidiaries and has terminated its Variable Interest Equity (“VIE”) structure.

The Company believes that having full equity and operational control of subsidiaries is more advantageous to the Company and its shareholders since the Company’s subsidiary Ad-Icon Company Limited now meets the various regulatory requirements under Chinese law necessary for direct operation in the media industry.

Mr. Wilfred Chow, Chief Financial Officer of SearchMedia, commented, “We are pleased to have terminated our VIE structure as we now have direct equity control of our subsidiaries. The VIE structure has come under significant scrutiny recently in China and carries with it many of the operational risks outlined in our public filings. In addition to elimination of these uncertainties and added transparency, the termination of our VIE structure will eliminate certain liabilities of the Company and reduce certain ongoing expenses.”

About SearchMedia
SearchMedia is a leading nationwide multi-platform media company and one of the largest operators of integrated outdoor billboard and in-elevator advertising networks in China. SearchMedia operates a network of high-impact billboards and one of China’s largest networks of in-elevator advertisement panels in 50 cities throughout China. SearchMedia’s core outdoor billboard and in-elevator platforms are complemented by its transit advertising platform, which together enable it to provide multi-platform, “one-stop shop” services for its local, national and international advertising clients. Learn more at www.searchmediaholdings.com.

Forward-Looking Statements
Any statements contained in this press release that do not describe historical facts, including statements about SearchMedia’s beliefs and expectations, may constitute forward-looking statements as that term is defined by the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Any forward-looking statements contained herein are based on current expectations, but are subject to a number of risks and uncertainties that may cause actual results to differ materially from expectations. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to risks that there are uncertainties and matters beyond the control of management; whether the termination of the VIE structure will eliminate certain liabilities and reduce certain ongoing expenses; and other risks outlined in the Company’s filings with the U.S. Securities and Exchange Commission. SearchMedia cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. SearchMedia does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

For more information, please contact:
Paul Conway, 0118613918844646

ir@searchmediaholdings.com